EXHIBIT 99.1

ANDERSON ENERGY LTD. PROVIDES OPERATIONS UPDATE AND ANNOUNCES STRATEGIC ALTERNATIVES PROCESS

Calgary, Alberta, February 21, 2012 - Anderson Energy Ltd. (“Anderson” or the “Company”) (TSX: AXL) provides an operations update and announces a review of strategic alternatives.

HIGHLIGHTS

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The Company met its 2011 annual production target and expects production for the year to average approximately 7,700 BOED.  Production in the fourth quarter of 2011 was approximately 7,930 BOED.  Oil and natural gas liquids represented approximately 36% of total production in the fourth quarter of 2011 compared to 22% in the fourth quarter of 2010.

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Anderson continued to implement its business strategy to grow its oil and liquids rich natural gas portfolio. In the fourth quarter of 2011, 68% of total BOE production was associated with oil properties and liquids rich natural gas properties and 32% was associated with dry shallow gas properties.  This compares to 56% and 44% respectively in the fourth quarter of 2010.

–	Anderson made new Cardium discoveries in three new areas in the fourth quarter. One of the development wells tested at an average rate of 1,437 BOED (74% oil and NGL) over a four day period.

–	11 gross (9.3 net revenue) Cardium horizontal oil wells were drilled in the fourth quarter of 2011.

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The Cardium horizontal oil location inventory is approximately 251 gross (165 net) locations, a 27% increase since last reported on November 15, 2011.  Net prospect inventory has increased through appreciation on new discoveries as well as additional farm-in transactions.

–	Approximately $15 million is expected to be spent on Cardium horizontal oil well drilling, completion and well tie-ins in the first quarter of 2012.

–	An additional 500 BOPD has been hedged for 2012 bringing the total to 1,582 barrels per day of oil hedged in 2012 at an average price of $104.04 WTI Canadian per barrel.

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In response to the lack of market recognition of the inherent value in the Company’s asset base, especially given its high quality Cardium oil production base, prospective Cardium horizontal light oil drilling inventory and significant tax pools, the Company's board of directors (the "Board" or the "Board of Directors") has decided to initiate a process to identify, examine and consider a range of strategic alternatives available to the Company with a view to enhancing shareholder value.  Anderson has engaged BMO Capital Markets and RBC Capital Markets as financial advisors to assist in this process.

NEW CARDIUM OIL DISCOVERIES

In the fourth quarter, the Company evaluated four new areas through the drilling of five Cardium horizontal wells.  The Company drilled four horizontal oil wells in three new areas outside of its existing core areas of Willesden Green, Garrington and Ferrier.  In one of the new areas, a development well tested at an average rate of 1,437 BOED (74% oil and NGL) over a four day test period. This new well is estimated to be on-stream in the second quarter.  A dry hole was drilled at Carrot Creek.  This is the first Cardium dry hole for the Company after drilling 72 successful horizontal oil wells in this play.  The land position of the Company in Carrot Creek is limited to one section of land and therefore the dry hole does not impact the go forward development drilling inventory of the Company.

FERRIER CARDIUM OIL POOL DEVELOPMENT UPDATE

As of January 31, 2012, three Cardium horizontal oil wells are on production and a fourth well has been completed and is expected to be on production shortly.  The Company has expanded its oil battery gas compression system and will be drilling two additional wells in the third quarter of 2012.

CARDIUM ENHANCED OIL RECOVERY (“EOR”)

The Company has completed a computer reservoir simulation of the Garrington field to determine the most appropriate scheme for enhanced recovery of Cardium oil.  The conclusion of the study is that a natural gas flood is the most economical scheme and could double recovery in this oil pool which is currently being developed with horizontal oil wells.  The Company will be using its uphole Edmonton Sands gas and/or Cardium solution gas as an injection fluid to enhance recovery.  The earliest injection date is the last quarter of 2012, subject to regulatory approval and gas compression installation.

FOURTH QUARTER 2011 OPERATIONS UPDATE

The Company met its 2011 annual production target and expects production for the year to average approximately 7,700 BOED.  Production in the fourth quarter of 2011 was approximately 7,930 BOED, which is 3% less than previous estimates.  Fourth quarter oil and natural gas liquids production set a new record and averaged approximately 2,840 barrels per day in the fourth quarter but was less than anticipated due to the dry hole at Carrot Creek, production delays associated with bringing the new Cardium areas on-stream, and regulatory delays relating to new well tie-ins.  All of the operated Cardium wells drilled in the fourth quarter of 2011 will be on production in the first quarter of 2012.

CARDIUM HORIZONTAL OIL PROSPECT INVENTORY

The Company has grown its net prospect inventory by 27% since November 15, 2011 as outlined below:

	Gross	Net
Garrington	91 1	70
Willesden Green	65 5	48
Ferrier	38 8	22
Pembina	57 7	25
Total drillable locations	251 1	165
Drilled to December 31, 2011	73 3	55
Remaining locations at December 31, 2011	178 8	110

Net prospect inventory has increased through appreciation on new discoveries as well as additional farm-in transactions.

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By the end of the first quarter of 2012, the Company will have completed all of the major Cardium facility construction projects.  Future drilling of wells from the Cardium inventory outlined above can be simply connected to this new Company owned infrastructure.  The Company’s Cardium acreage position is 131 gross (81 net) sections.

OTHER ZONE HORIZONTAL OIL PROSPECT INVENTORY

Anderson has identified a prospect inventory for light oil drilling in the Second White Specs ("SWS"), Glauconitic, Viking and Belly River zones in Central Alberta.  At this time, the Company has not drilled any horizontal wells into these horizons.  Many of the wells identified could be connected to existing Cardium oil infrastructure owned by the Company.

A total of 94 gross (48 net) drillable horizontal oil locations in the Second White Specs, Glauconitic, Viking and Belly River zones have been identified.

The Company has 134 gross (70.6 net) sections of land in the SWS fairway.  The drilling inventory mentioned above for the SWS is based on the Company’s interpretation for horizontal oil prospectivity in the silt portion of the SWS.  The Company’s Glauconitic drilling inventory is offset by a successful third party producing Glauconitic horizontal oil well.  The Company used geological well control and successful industry horizontal oil analogs to identify the prospects in the Viking and Belly River.

NATURAL GAS DRILLING INVENTORY

Anderson has a total of 53 gross (35 net) liquids rich natural gas vertical and horizontal drilling locations and approximately 663 gross (367 net) Edmonton Sands vertical drilling locations.  Anderson has deferred drilling these prospects as the horizontal oil prospects have superior economics at present.

2012 CAPITAL PROGRAM

The very warm North American weather conditions have had an adverse impact on natural gas pricing.  With approximately 60% of its production being natural gas, the Company has established a conservative first quarter Cardium horizontal oil drilling program of $15 million.  After spring break up, the Company will revisit its 2012 capital program.  Directionally, the Company is considering a capital program that approximates cash flow in 2012.

COMMODITY HEDGING CONTRACTS

As part of its price management strategy, the Company has added to its fixed price swap contracts based on the NYMEX crude oil price in Canadian dollars. The average volumes and prices for these contracts are summarized below:

Period	Weighted average volume (bpd)	Weighted average WTI Canadian ($/bbl)
January 2012	1,500	104.63
February – March 2012	2,000	104.41
April 2012 - December 2012	1,500	103.87

The Company entered into hedging contracts to protect its capital program.  As the Company continues to grow its oil production, it will evaluate the merits of additional commodity hedging as part of a price management strategy.  The Company has not hedged any natural gas production at this time.

ANDERSON ENERGY LTD. PRESS RELEASE FEBRUARY 21, 2012	3

BUSINESS STRATEGY

The Company is focused on converting its asset base to be more than 50% oil and natural gas liquids production, and is considering a capital budget in 2012 that approximates cash flow.   Proceeds from dispositions of minor properties are being dedicated to reduce bank debt.  Crude oil pricing remains strong but volatile, and hence the Company has increased its hedge position to protect its capital program from volatile oil markets.  The Company will revisit its capital budget after spring breakup.

The Company has substantially grown its Cardium drilling inventory in the last three months and with the completion of battery and solution gas compression construction projects at Garrington, Ferrier, Willesden Green and in new areas, newly drilled Cardium horizontal wells can easily be connected to these gathering systems.  Unlike natural gas markets, oil prices continue to remain strong and the economics of the Cardium oil drilling programs are excellent.    In addition, the Company can employ multi-stage frac horizontal well technology to other identified light oil prospective zones such as the Second White Specs, Glauconitic, Viking and Belly River.  The Company has a significant inventory of liquids rich natural gas horizontal and vertical well opportunities, as well as 663 Edmonton Sands vertical gas locations.  In a better natural gas environment, these opportunities could be pursued.

The Company operates over 85% of its production and facility infrastructure and 90% of its drilling inventory and continues to implement its business strategy to grow its oil and liquids rich natural gas portfolio.  In the fourth quarter of 2011, 68% of total BOE production was associated with oil properties and liquids rich natural gas properties with the remainder being from dry shallow gas properties.  This compares to 56% in the fourth quarter of 2010.

STRATEGIC ALTERNATIVES

The Board of Directors has decided to initiate a process to identify, examine and consider a range of strategic alternatives available to the Company with a view to enhancing shareholder value.  The strategic alternatives considered may include, but are not limited to, a sale of all or a material portion of the assets of Anderson, either in one transaction or in a series of transactions, the outright sale of the Company, or a merger or other strategic transaction involving Anderson and a third party.  The Board of Directors believes that the Company’s shares trade at a significant discount to the value of the underlying assets, especially given its high quality Cardium oil production base, prospective Cardium horizontal oil drilling inventory and approximately $495 million in tax pools.  The Board of Directors has established a special committee comprised of independent directors of the Company to oversee this process and has retained BMO Capital Markets and RBC Capital Markets as its financial advisors to assist the Special Committee and the Board of Directors with the process.  Parties interested in obtaining additional information regarding this process or the Company can contact BMO Capital Markets or RBC Capital Markets at the numbers listed below.  This process has not been initiated as a result of any particular offer.

It is Anderson’s current intention to not disclose developments with respect to its strategic alternatives process unless and until the Board of Directors has approved a specific transaction or otherwise determines that disclosure is necessary in accordance with applicable law.  The Company cautions that there are no assurances or guarantees that the process will result in a transaction or, if a transaction is undertaken, the terms or timing of such a transaction.  The Company has not set a definitive schedule to complete its evaluation.

ANDERSON ENERGY LTD. PRESS RELEASE FEBRUARY 21, 2012	4

The Company plans to release its year end results on March 19, 2012.

For further information, please contact:

Brian H. Dau
President & Chief Executive Officer
Anderson Energy Ltd.
(403) 262-6307

Shane Fildes
BMO Capital Markets
(403) 515-1500

Derek Neldner
RBC Capital Markets
(403) 299-7111

FORWARD-LOOKING STATEMENTS

Certain statements in this news release including, without limitation, management’s assessment of future plans and operations; benefits and valuation of the development prospects described herein; number of locations in drilling inventory and wells to be drilled; timing and location of drilling and tie-in of wells and the costs thereof; productive capacity of the wells; timing of and construction of facilities; expected production rates; percentage of production from oil and natural gas liquids; dates of commencement of production; amount of capital expenditures and the timing and method of financing thereof; value of undeveloped land; drilling program success; impact of changes in commodity prices on operating results, potential results of the strategic alternative review process and enhancement of shareholder value, disclosure intentions with respect to the strategic alternative review process, commodity price outlook and general economic outlook may constitute “forward-looking information” (within the meaning of applicable Canadian securities legislation) or “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) and necessarily involve risks and assumptions made by management of the Company including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation; loss of markets; volatility of commodity prices; currency fluctuations; imprecision of reserves estimates; environmental risks; competition from other producers; inability to retain drilling rigs and other services; adequate weather to conduct operations; sufficiency of budgeted capital, operating and other costs to carry out planned activities; wells not performing as expected; incorrect assessment of the value of acquisitions and farm-ins; failure to realize the anticipated benefits of acquisitions and farm-ins; delays resulting from or inability to obtain required regulatory approvals; changes to government regulation; ability to access sufficient capital from internal and external sources; and other factors, many of which are beyond the Company’s control.  The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as the factors are interdependent, and management’s future course of action would depend on its assessment of all information at the time. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements and readers should not place undue reliance on the assumptions and forward-looking statements.  Readers are cautioned that the foregoing list of factors is not exhaustive.  Additional information on these and other factors that could affect Anderson’s operations and financial results are included in reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the EDGAR website (www.sec.gov/edgar) or at Anderson’s website (www.andersonenergy.ca).

The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

CONVERSION

Disclosure provided herein in respect of barrels of oil equivalent (BOE) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ANDERSON ENERGY LTD. PRESS RELEASE FEBRUARY 21, 2012	5